

August 13, 2013

Via E-mail
Robert B. Lees
President and Chief Executive Officer
FONU2 Inc.
331 East Commercial Blvd.
Ft. Lauderdale, FL 33334

>   **Re: FONU2 Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2012**
>   **Filed January 17, 2013**
>   **Response dated August 5, 2013**
>   **File No. 0-49652**

Dear Mr. Lees:

We have reviewed your response dated August 5, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. The page numbers referenced in the headings to our comment are based on the EDGAR version of the filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 12

Notes to Financial Statements, page 18

Summary of Significant Accounting Policies, 18

Reverse-Merger Transaction, page 18

1. We reviewed your response to the comment in our letter dated July 31, 2013 and the disclosure you propose to include in future filings. Please provide us the revised statements of equity correcting the errors and separating common stock issued before and after the

reverse merger transaction that will be included in future filings. In addition, you should revise the statement of operations for the nine months ended September 30, 2012 in future filings to reflect the goodwill impairment and your proposed disclosure to reflect that paid in capital and net loss were understated as a result of the error. Please confirm to us that you will do so. Also, please show us the revisions to the statements of operations and the revisions to the proposed disclosure regarding the prior period misstatement to be included in future filings.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief